Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated July 17, 2020

Registration Statement No. 333-239414

16 July 2020

RenalytixAI Announces Pricing of Global Offering and Approval to List on the Nasdaq Global Market

Renalytix AI plc (LSE: RENX) (“RenalytixAI” or the “Company”), an artificial intelligence-enabled in vitro diagnostics company, focused on optimizing clinical management of kidney disease to drive improved patient outcomes and lower healthcare costs, today announces the pricing of its global offering of an aggregate of 11,000,000 new ordinary shares (the “Global Offering”).

Highlights

•

Anticipated gross proceeds of approximately US$74.3 million (or US$85.4 million if the underwriters exercise their option to purchase additional ADSs in full), before deducting underwriting discounts and commissions and estimated offering expenses payable by RenalytixAI

•

RenalytixAI intends to use approximately US$25.0 to US$30.0 million of the net proceeds from the Global Offering for the continued development and planned commercialization of the KidneyIntelX platform, and the remainder for working capital and other general corporate purposes

•	ADSs are expected to commence trading on the Nasdaq Global Market on 17 July 2020 under the symbol “RNLX”

•	Ordinary shares are expected to commence trading on AIM on 22 July 2020

The Global Offering includes a registered public offering in the United States of 5,485,000 American Depositary Shares (“ADSs”), each representing two ordinary shares, at a price of US$13.50 per ADS, and a concurrent private placement in Europe and other countries outside of the United States of 30,000 ordinary shares at a price of £5.37 per ordinary share (at an exchange rate of GBP:USD 1:1.2563). The closings of the ADS offering and the concurrent private placement are conditioned on each other and are expected to occur on 21 July 2020, subject to customary closing conditions. In addition, RenalytixAI has granted the underwriters a 30-day option to purchase up to an additional 822,750 ADSs at the initial offering price per ADS less underwriting discounts and commissions.

RenalytixAI’s ordinary shares are admitted to trading on the AIM market of London Stock Exchange plc (“AIM”) under the symbol “RENX”. The ADSs have been approved for listing on the Nasdaq Global Market and are expected to begin trading under the symbol “RNLX” on 17 July 2020. Application is being made for the new ordinary shares to be issued at the closing of the Global Offering to be admitted to trading on AIM and it is expected that admission will become effective and dealings in the new ordinary shares will commence at 8:00 a.m. (BST) on 22 July 2020.

J.P. Morgan and Stifel are acting as joint global coordinators and joint book-running managers for the Global Offering.

A registration statement, including a prospectus, relating to these securities has been filed by RenalytixAI and was declared effective by the Securities and Exchange Commission on 16 July 2020. Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. The Global Offering is being made only by means of a prospectus. When available, copies of the final prospectus relating to and describing the terms of the Global Offering may be obtained from the offices of J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at +1 (866) 803-9204, or by e-mail at prospectus-eq_fi@jpmchase.com or from Stifel, Nicolaus & Company, Incorporated, Attention: Prospectus Department, One Montgomery Street, Suite 3700, San Francisco, CA 94104, or by telephone at +1 (415) 364-2720 or by email at syndprospectus@stifel.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Related party transaction

Mount Sinai has indicated an interest in purchasing 825,000 ADSs at the same price and on the same terms as all other participants in the Global Offering. Immediately following issuance, Mount Sinai would hold a total of 8,853,426 Ordinary Shares and 825,000 ADSs, representing, in aggregate, approximately 15 per cent. of the Company’s enlarged issued share capital following closing of the Global Offering.

The participation by Mount Sinai in the Global Offering constitutes a related party transaction for the purposes of the AIM Rules for Companies. The independent directors for the purposes of the Global Offering (being the remaining Directors not connected with Mount Sinai being Julian Baines, James McCullough, Fergus Fleming, Richard Evans and Christopher Mills), having consulted with the Company’s nominated adviser, Stifel, consider that the terms of the related party transaction are fair and reasonable insofar as the Shareholders are concerned.

Board changes

As announced on 25 June 2020, effective as of 16 July 2020, Julian Baines (Non-Executive Chair) and Richard Evans (Non-Executive Director and Chair of the Company’s Audit Committee) have stepped down from the Company’s board of directors. Christopher Mills (Non-Executive Director) has been appointed as Interim Chair and will oversee a search for suitable replacement directors.

The membership of the Company’s board committees has also changed effective as of 16 July 2020. Erik Lium, Ph.D. has assumed the role of Chair of the Audit Committee, with the other members of the Audit Committee being Barbara Murphy and Christopher Mills. Erik Lium has also assumed the role of Chair of the Remuneration Committee, with the other member of the Remuneration Committee being Chirag Parikh, Ph.D., M.D. Finally, Barbara Murphy, M.D. has assumed the role of Chair of the Nomination Committee, with the other member of the Nomination Committee being Chirag Parikh, Ph.D., M.D.

For further information, please contact:

Renalytix AI plc	www.renalytixai.com
James McCullough, CEO	Via Walbrook PR

Stifel (Nominated Adviser, Joint Global Coordinator and Joint Bookrunner)	Tel: 020 7710 7600
Alex Price / Nicholas Moore

Walbrook PR Limited	Tel: 020 7933 8780 or renalytix@walbrookpr.com
Paul McManus / Lianne Cawthorne	Mob: 07980 541 893 / 07584 391 303

The person responsible for arranging the release of this announcement on behalf of the Company is James McCullough, CEO of Renalytix AI plc.

Forward-Looking Statements

Certain statements made in this press release are forward-looking statements including with respect to the creation of a trading market for ADSs representing the Company’s ordinary shares in the United States, the commencement of trading of the ADSs on the Nasdaq Global Market, the admission of the new ordinary shares to trading on AIM, the participation of Mount Sinai in the Global Offering, the completion and timing of the closing of the Global Offering and the expected amount of gross proceeds and use of anticipated net proceeds from the Global Offering. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including if the new ordinary shares are not admitted to trading on AIM or if there are adverse market or economic conditions. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this press release. The forward-looking statements made in this press release relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For readers in the European Economic Area (“EEA”) and the United Kingdom

In any EEA member state and the United Kingdom, this communication is only addressed to and directed at qualified investors in that member state and the United Kingdom within the meaning of the Prospectus Regulation. The term “Prospectus Regulation” means Regulation (EU) 2017/1129.

For readers in the United Kingdom

This communication, in so far as it constitutes an invitation or inducement to enter into investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 as amended (“FSMA”)) in connection with the securities which are the subject of the offering described in this press release or otherwise, is being directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments who fall within Article 19(5) (“Investment professionals”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) certain high value persons and entities who fall within Article 49(2)(a) to (d) (“High net worth companies, unincorporated associations etc.”) of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). The ADSs or ordinary shares offered in the Global Offering are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs or ordinary shares will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This communication does not contain an offer or constitute any part of an offer to the public within the meaning of sections 85 and 102B of FSMA or otherwise.